July 13, 2009

Mr. Frank Wyman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Addendum to Comment Letter Dated March 3, 2009 File No. 001-33143

Dear Mr. Wyman:

Pursuant to our telephone call on Wednesday, July 8, 2009, I write to confirm AmTrust Financial Service, Inc.’s (“AmTrust” or the “Company”) responses to follow-up questions posed by the Division of Corporation Finance (the “Staff”) related to the Company’s response to Comment No. 3 in the response letter dated March 3, 2009.  The Company and Staff discussed the Staff’s follow-up questions during the July 7, 2009 telephone call and telephone calls between the Company and the Staff during the week of June 29, 2009. The substance of these discussions is set forth below.

In Comment No. 3, the Staff requested that the Company explain (i) the basis for its recognition of $59.1 million as ceding commission income out of $76.6 million of ceding commission received from Maiden Insurance Company Ltd. (“Maiden”) and (ii) why the Company did not account for ceding commissions received from Maiden as a reduction of the related policy acquisition costs to be recognized through a reduced amortization in future periods.  The Company explained that, based on SFAS 113, the Company did, in fact, reduce earned ceding commission by the part of the ceding commission attributable to policy acquisition costs related to unearned premium.  The Company further explained that the ceding commission covers more than acquisition costs and that its acquisition costs total approximately 13% of gross earned premium.  Thus, the Company deferred approximately $17.6 million of ceding commission income (the difference between $76.6 million and $59.1 million), which represented 13% of the unearned premium ceded to Maiden.

Mr. Frank Wyman
Division of Corporation Finance
July 13, 2009

The Company and Maiden entered into a 40% quota share reinsurance agreement effective July 1, 2007 (“the Maiden Quota Share”).  Pursuant thereto, the Company ceded 40% of its subject unearned premium as of July 1, 2007, which totaled approximately $106 million and related to policies written in 2006 and prior years.  As of December 31, 2007, the Company ceded $247.6 million to Maiden, which included earned premium of approximately $110 million and unearned premium of approximately $137 million.  The December 31, 2007 earned premium in the amount of $110 million included that part of the $106 million unearned premium ceded to Maiden on July 1, 2007, which was earned between July 1 and December 31.

Upon consideration of the Company’s response, the Staff asked the Company to confirm that the Maiden Quota Share constituted prospective reinsurance under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 113 (“SFAS 113”).  Prospective reinsurance refers to reinsurance for losses that may be incurred as a result of future insurable events.

Pursuant to the Maiden Quota Share, the Company ceded to Maiden 40% of subject premium for all new and renewal policies with policy effective dates of July 1, 2007 and later and 40% of all losses incurred thereunder on or after July 1, 2007. In addition, as discussed above, the Company ceded 40% of its subject unearned premium as of July 1, 2007 with respect to insurance policies which were in-force as of that date. With respect to policies in-force on July 1, 2007, the Company retained sole responsibility for all losses incurred prior to July 1, 2007 and ceded to Maiden 40% of all losses incurred on or after July 1, 2007.  Because the Maiden Quota Share, which was entered into effective July 1, 2007, covers only losses incurred as a result of insurable events after July 1, 2007, it meets the definition of prospective reinsurance under SFAS 113.

The Staff also requested that the Company further describe how it determined to recognize $59.1 million of income out of the total Maiden ceding commission in the amount of $76.6 million received in 2007, while deferring $17.6 million.

The ceding commission income is calculated by multiplying the premium ceded under the Maiden Quota Share by the contractually-determined ceding commission rate of 31%. As set forth above, in 2007, the Company ceded subject premium in the amount of $247.6 million to Maiden, which consisted of earned premium in the approximate amount of $110 million and unearned premium in the approximate amount of $137 million.  Thus, at a 31% rate, the ceding commission income was approximately $76.6 million.

Mr. Frank Wyman
Division of Corporation Finance
July 13, 2009

Pursuant to SFAS 113, the Company is required to defer only that part of the ceding commission income which represents recovery of policy acquisition costs.  The ceding commission provides for recovery of policy acquisition costs, which consist of direct commissions and premium taxes (“Text Book Acquisition Costs”), but it also provides for recovery of additional costs that the Company incurs in the underwriting, issuing, maintaining and production of the subject premium that are not deferred.

In 2007, the Company’s Text Book Acquisition Costs averaged 13% of gross written premium.  In order to calculate the amount of the Maiden ceding commission income it was required to defer, the Company multiplied the subject unearned premium in the amount of $137 million ceded to Maiden by 13%, representing the percentage of the unearned premium allocable to Text Book Acquisition Costs, or approximately $17.6 million.  Therefore, out of the total $76.6 million of ceding commission received in 2007, the Company recognized income of approximately $59.1 million and deferred $17.6 million. The Company believes that the deferral of $17.6 million is calculated in a manner consistent with SFAS 113.

The Company wishes the Staff to note that, as a result of its cession to Maiden of $106 million of unearned premium related to policies which were in-force as of the July 1, 2007 effective date of the Maiden Quota Share, an anomaly occurred. The percentage of the 2007 premium that was earned as of year end was greater than it would have been if the Company had ceded only new and renewal premium. This anomaly arose because approximately 60% of the unearned premium related to in-force policies which were written in 2006 or prior years.  However, the cession of the unearned premium on in-force polices at the inception of the Maiden Quota Share was a one-time event.  In future periods, the ratios of earned to unearned ceding commission and earned to unearned premium should correlate more closely.

In fact, this convergence is occurring. In 2008, the ratio of ceding commission earned to ceded earned premium was 33.9% which is consistent with the ratio of ceding commission income to ceded written premium of 31.7% as disclosed on page F-39 of the Company’s annual report on Form 10-K for the year ended December 31, 2008.  The Company believes that, going forward, ceding commission earned as a percentage of ceded earned premium will continue to approximate the ratio of ceding commission income to ceded written premium, resulting in a pro rata recognition of ceding commission income.

For the foregoing reasons, the Company believes that it disclosures and discussions related to this quota-share agreement and the associated ceding commission contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as well as the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, are clear and consistent with provision of SFAS 113.

Mr. Frank Wyman
Division of Corporation Finance
July 13, 2009

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy of the disclosure in the filings; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments.  Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.
Ronald E. Pipoly, Jr.
Chief Financial Officer

c:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant